UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Lpath, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

548910 10 8

(CUSIP Number)

October 9, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 548910 10 8

(1)	Names of reporting persons Ailsa Craig Trust (I.R.S. Identification No.: N/A)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cook Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 698,572
(6) Shared voting power 0
(7) Sole dispositive power 698,572
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 698,572
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.22%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 548910 10 8

(1)	Names of reporting persons Michael Svensson, as Trustee of the Ailsa Craig Trust (I.R.S. Identification No.: N/A)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 698,572
(6) Shared voting power 0
(7) Sole dispositive power 698,572
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 698,572
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.22%
(12)	Type of reporting person (see instructions) IN

Item 1(a).	Name of Issuer:

Lpath, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16335 Ferris Square, Suite A, San Diego, CA 92121

Item 2(a).	Name of Person(s) Filing:

Ailsa Craig Trust

Michael Svensson, as Trustee of the Ailsa Craig Trust

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

22 Dorado Beach Estates, Dorado, Puerto Rico 00646

Item 2(c).	Citizenship:

Ailsa Craig Trust is a Cooks Island Trust

Michael Svensson (as Trustee of the Ailsa Craig Trust) is a citizen of the U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

548910 10 8

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

For Ailsa Craig Trust:

(a) Amount beneficially owned: 698,572*

(b) Percent of class 5.22%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 698,572*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 698,572*

(iv) Shared power to dispose or to direct the disposition of: 0

For Michael Svensson, as Trustee of the Ailsa Craig Trust:

(a) Amount beneficially owned: 698,572*

(b) Percent of class: 5.22%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 698,572*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 698,572*

(iv) Shared power to dispose or to direct the disposition of: 0

* Michael Svensson is the sole trustee of the Ailsa Craig Trust (the “Trust”). In such capacity, Mr. Svensson has sole voting power over, and sole power to dispose of, all securities owned by the Trust. Mr. Svensson is not a beneficiary of the Trust. Mr. Svensson disclaims beneficial ownership of all securities held by the Trust and the filing of this Schedule 13G shall not be construed as an admission that Mr. Svensson is the beneficial owner of such securities for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report that as of December 31, 2013 the reporting person was the beneficial owner of more than 5% of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

See Exhibit A

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of the Group.

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2014

Ailsa Craig Trust

By:	/s/ Michael Svensson
Name: Michael Svensson Title: Trustee

/s/ Michael Svensson
Michael Svensson

EXHIBIT INDEX

Exhibit A. Item 7 Information

Exhibit B. Joint Filing Agreement

Exhibit A – Item 7 Information

The securities being reported on by the Ailsa Craig Trust (the “Trust”), as a parent holding company are owned, or may be deemed to be beneficially owned, by each of Cima Aviación LLC (“CIMA”), a Puerto Rico limited liability company, and El Morro LLC (“MORRO”), a Delaware limited liability company. CIMA is a wholly owned subsidiary of the Trust and MORRO is an indirect wholly owned subsidiary of the Trust. Accordingly, these two entities are controlled by the Trust.

Exhibit B - Joint Filing Agreement

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated February 5, 2014 containing the information required by Schedule 13G for the shares of common stock, par value $0.001 per share, of Lpath, Inc., held by undersigned.

Date: February 5, 2014

Ailsa Craig Trust

By:	/s/ Michael Svensson
Name: Michael Svensson Title: Trustee

/s/ Michael Svensson
Michael Svensson